Mail Stop 0407

      							February 15, 2006

Via U.S. Mail and Fax
Mr. Gary Gatchell
Executive Vice President and Chief Financial Officer
Carrier Access Corporation
5395 Pearl Parkway
Boulder, CO 80301

	RE:	Carrier Access Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 000-24597

Dear Mr. Gatchell:

      We have reviewed your supplemental response letter dated January 31, 2005 as well as your filing and have the following comments. As noted in our comment letter dated December 15, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2004

Business, page 13

1. Please refer to prior comment 1. Tell us more your historical refunds under your price protection policy compared with the amount of the price protection liability that you recognized for each period presented. Tell us about your process for reviewing whether price decrease will or have settled in a price protection liability. Tell us how the price protection liability is reported in your financial statements. Tell us how you estimated returns under stock rotation return rights compared with the actual customer returns for each period presented. We note that your estimated returns are based upon the sales with return rights, historical experience and known return requests. Do all these factors have to be met to be included in your estimate? Please discuss procedures in detail. Tell us how you meet each of the requirements of paragraph 6 of SFAS 48 and especially 6, in light of you price protection policy. We may have future comments.

Selected Financial Data, page 26

2. Please include long term obligations in future filings.

Consolidated Financial Statements and Supplementary Data

Consolidated Statement of Operations, page 41

3. Please refer to prior comment 3. Include the additional disclosure in future filings.

Business Combinations, page 53

4. Please refer to prior comment 8. Tell us how you considered the possible replacement of the five major of customers in determining the fair value of your customer relationships.

*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Sharon Virga, Senior Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


??

??

??

??

Mr. Gary Gatchell
Carrier Access Corporation
February 15, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE